Filed by Citrix Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Expertcity.com, Inc.
Commission File No. 0-27084

      This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 18, 2003, by and among Citrix Systems, Inc. (“Citrix”), EAC Acquisition Corp., a wholly-owned subsidiary of Citrix, Expertcity.com, Inc. (“Expertcity”), Edward G. Sim as stockholder representative and Andreas von Blottnitz as the initial contingent consideration representative.

Forward-Looking Statements

      The following conference call transcript contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The forward-looking statements in the following conference call transcript do not constitute guarantees of future performance. Investors are cautioned that statements in the following conference call transcript, which are not strictly historical statements, including, without limitation, statements concerning the proposed acquisition, including statements concerning the terms and timing of the acquisition; statements concerning the access infrastructure market, customers and products; statements concerning revenue, earnings per share and expenses; and statements concerning management’s plans, objectives and strategies and management’s assessment of market factors. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements. The risks and uncertainties include, without limitation, the possibility that the proposed acquisition will not close; that the closing may be delayed or that the companies may be required to modify aspects of the acquisition to achieve regulatory or other approvals; the satisfaction of other closing conditions to the acquisition; the reaction of customers of Citrix and Expertcity to the acquisition; Citrix’s ability to successfully integrate Expertcity’s operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for Citrix’s and Expertcity’s products; the failure by Citrix to retain key employees of Expertcity; failure to achieve anticipated revenues; costs related to the acquisition; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Citrix’s business and financial results is included in Citrix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, including (without limitation) under the captions “Certain Factors Which May Affect Future Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission and available at the Security and Exchange Commission’s website at www.sec.gov. Citrix assumes no obligation to update any forward-looking information contained in the following conference call transcript or with respect to the announcements described herein.

Additional Information About the Proposed Acquisition and Where to Find It

      Investors are urged to read the proxy statement — prospectus relating to the proposed acquisition that Citrix may file with the Securities and Exchange Commission because, if filed, it will contain important information. The proxy statement — prospectus and other documents that may be filed with the Securities and Exchange Commission by Citrix may be obtained, when and if they become available, for free at the Securities and Exchange Commission’s web site, www.sec.gov. The proxy statement — prospectus and these other documents may also be obtained, when and if they become available, for free from Citrix or Expertcity. Requests to Citrix may be directed to Citrix Systems, Inc., 851 West Cypress Creek Road, Fort Lauderdale, FL 33309, Attention: Investor Relations. Requests to Expertcity may be directed to: Expertcity.com, Inc., 5385 Hollister Avenue, Santa Barbara, CA 93111, Attention: Laura McCormick.

      The following is a transcript of a conference call held by Citrix and its management regarding Citrix’s proposed transaction with Expertcity.

FINAL TRANSCRIPT

CCBNStreetEvents℠

CCBN StreetEvents Conference Call Transcript

CTXS - Citrix Systems Conference Call discuss the terms of the Expertcity transaction and its strategy involving the acquisition.

Event Date/Time: Dec. 18. 2003 / 4:45PM ET
Event Duration: 47 min

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CORPORATE PARTICIPANTS

Jeff Lilly
Citrix Systems — Manager of Investor Relations

Mark Templeton
Citrix Systems — President and CEO

David Henshall
Citrix Systems — CFO and VP

Andreas von Blottnitz
Expertcity — President and CEO

CONFERENCE CALL PARTICIPANTS

Israel Hernandez
Lehman Brothers — Analyst

Brent Williams
McDonald Investments — Analyst

Ed Maguire
Merrill Lynch — Analyst

Damian Rinaldi
First Albany Capital — Analyst

Jason Kraft
A.G. Edwards — Analyst

Scott Kessler
Standard and Poor’s — Analyst

Kirk Materne
Banc of America Securities — Analyst

Tom Roderick
Thomas Weisel Partners — Analyst

PRESENTATION

Operator

      Good afternoon, my name is Rebecca, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Citrix Systems Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one, on your telephone keypad. If you would like to withdraw your question, press star, then the number two, on your telephone keypad. Thank you.

I would now like to turn the call over to Mr. Jeff Lilly, manager of Investor Relations. Sir, you may begin.

Jeff Lilly - Citrix Systems — Manager of Investor Relations

      Thank you, Rebecca. Good afternoon and thank you for joining us today to discuss Citrix’s definitive agreement to acquire to Expertcity. Participating in the call today are Mark Templeton, Citrix President and Chief Executive Officer, David Henshall, Citrix Vice President and Chief Financial Officer, and Andreas von Blottnitz, President and Chief Executive Officer of Expertcity.

This call is being webcast on the Citrix corporate website and a replay of this call and webcast will be available through Friday, January 22nd, 2004. In this call, we will discuss various non-GAAP financial measures, as designed by SEC regulation G, including certain adjusted figures, which include operating expenses, operating income, operating margin, net income, earnings per share, and tax rate. As we get started, please be reminded that certain comments made during the call may be characterized as forward-looking statements, made pursuant to the safe harbor provisions of section 21E of the Securities and Exchange Act of 1934. Those statements involve a number of factors that could cause actual results to differ materially, including risks related to the closing or approval by regulatory authorities of the acquisition, customers, products, and business integration, competition, and failure to achieve anticipated revenues.

Additional information concerning factors that could affect Citrix’s business and financial results is highlighted in the press release and in the company’s filings with the SEC, which are available from the SEC, or the company’s investor relations website. Investors are urged to read the proxy statement prospectus relating to the proposed acquisition that Citrix may file with the SEC if required to do so, because if filed, it will contain important information. When and if filed with the SEC, the proxy statement prospectus may be obtained for free at the SEC website, from Citrix, from the

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investor relations website, or from Expertcity, attention Laura McCormick.

Now I’d like to introduce Mark Templeton, President and Chief Executive Officer of Citrix Systems.

Mark Templeton - Citrix Systems — President and CEO

      Thank you, Jeff, and good afternoon, everyone. Today we have a really exciting announcement that continues to drive our leadership role in access. That announcement is the acquisition of Expertcity, the market leader in web-based desktop access, as well as a leader in web-based customer assistance products. This acquisition really allows us to extend our tremendous server-based franchise to now include access to applications and information that live on individual desktop PCs, helping us further strengthen the MetaFrame Access Suite. And, for the first time, it gives us the ability to provide affordable access solutions to individuals, professionals, and SOHO customers, with an online sales, marketing, and fulfillment capability. This is complementary to our business strategy, built on access.

Back in March, many of you attended, or tuned into, our product strategy day, when we shared our strategy to further define and lead the access infrastructure market, a market we expect to grow to $8b to $10b in the next four to five years. The strategy is built around offering new solutions in adjacent markets, all addressing the security, simplicity, scalability, manageability, and cost-effectiveness of providing one thing — access, in complex, heterogeneous environments. This acquisition accelerates our strategy and business in four key ways.

First, it allows us to offer complementary MetaFrame solutions for secure access to the applications and information that live on desktop PCs, based on Expertcity’s GoToMyPC product. Second, it allows Citrix to enter a new adjacent market, the market for web-based, customer-assistance solutions based on Expertcity’s GoToAssist product. Third, it enhances Expertcity’s growth in the access market for individuals, professionals and SOHO customers, giving their products broader customer exposure, international reach and the powerful Citrix brand. And fourth, it leverages Expertcity’s technology and core competencies in online market development, sales and fulfillment of software as a service.

This is another step up for Citrix, for our channel partners and for our 120,000 customers, giving us the broadest suite of solutions in the market for secure, managed access to applications and information, no matter where they live — on the server or on the desktop. And it further extends our leadership as the one source for secure, on-demand access from any device over any network to any computing resource.

Expertcity is an innovative and successful company. Over the past three years they’ve been completely focused on building around the simple idea of web-based desktop access, around delivering software as a service over the Internet, around optimizing an online go-to-market model, around self-service provisioning and around making their products scalable, secure and highly available.

We’ve watched their GoToMyPC product mature and grow over the past two years. We’ve been very impressed with the management team, with their technology and with their execution. Expertcity has, in the last three years, really established a new category of access infrastructure — web-based desktop access — and they just released version four of their GoToAssist product that we believe distances them from other web-based customer assistance and training products.

Across all their products, they have a rapidly growing set of loyal customers in many verticals and in many sizes, customers like Verizon, Pfizer, Cisco, Cardinal Health, Intuit and Siemens. Most of their customers are in the U.S. and Canada, presenting excellent growth opportunities for international expansion. Customers are using Expertcity’s products to improve their productivity, lower the cost and increase the security of remote access and to enable teleworking initiatives, many of the same customer values that we stand for.

After our product strategy day in March, we worked hands on with many of our channel partners and customer advisory members. It was clear from those discussions that we had an opportunity to provide access to a whole new class of applications and information on the desktop PC. It was a short distance from there to Expertcity.

This company has defined and led the web-based desktop access. Their business is proven.

When Andreas and I first met, it was clear that Expertcity was looking to accelerate its presence among enterprise customers. Our worldwide partner network and sales force is expert at working with customers that have these kinds of access needs. He also saw the need to enhance Expertcity’s credibility and reach to the worldwide desktop access market. The Citrix brand stands for access and will be a real asset for doing that. And he also saw the enormous opportunity to take GoToMyPC global. Now Expertcity will be able to leverage Citrix’s international presence to help them scale much faster than otherwise possible.

We also spent significant time talking about company values, principles and culture. The similarities were remarkable. So we both believed it was the right strategic thing to do for our companies and that we would be well positioned for success together.

Going forward, Citrix will use our broad customer presence, channel network, industry partnerships and financial strength to help Andreas and team growth the business even faster. We’ll

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retain the popular GoToMyPC product brand and continue to operate the existing business from Santa Barbara.

Today Andreas is the company’s President and Chief Executive Officer. After closing, he’ll report directly to me and will continue to lead this excellent group of founders, management and employees.

Now let me turn the call over to David Henshall to discuss the financials.

David Henshall - Citrix Systems — CFO and VP

      Thanks, Mark. As stated in the release, we have signed a definitive agreement to acquire Expertcity for $225m, payable in approximately 50% cash and 50% stock. An additional $12m in stock may be payable to all Expertcity shareholders, contingent upon achieving certain financial milestones in 2004. Given that Expertcity had a current cash balance of about $15m as of September 30th, the enterprise value of the deal is approximately $210m before the potential earn-out.

Expertcity provides its service— its software as a subscription service over the web. Therefore, revenue is recognized ratably over the term of the agreements. We like this recurring revenue model as it offers us visibility and predictability.

We anticipate that after the adjustments for purchasing accounting, specifically the write-down of deferred revenue, we expert Expertcity to generate between $40m and $45m in 2004 revenue. Based on the timing of the closing, we anticipate capturing the majority of this revenue.

Excluding in-process R&D charges, the transaction is expected to be 3 to 4 cents dilutive to earnings per share in the first half of fiscal year 2004 and neutral to earnings in the second half of 2004. Upon closing, the transaction will result in approximately $40m to $50m of intangible assets, $10m to $20m in in-process R&D and $140m to $170m of goodwill. When completed, Citrix expects to incur a one-time expense charge of approximately $10m to $20m for the value of Expertcity’s in-process research and development, which is equivalent to approximately 5 to 10 cents per share on GAAP basis.

The acquisition is subject to regulatory review and approvals, including, under the Hart-Scott-Rodino Act, approval by shareholders of Expertcity and other customer conditions and approvals. The acquisition is expected to close during the first quarter of 2004 or early in the second quarter of 2004.

Now let me turn it back over to Mark.

Mark Templeton - Citrix Systems — President and CEO

So the message is new desktop access products, a new addressable market around web-based customer assistance, the acceleration of existing Expertcity products, new online go-to-market capabilities and new access technologies — all in a company that’s complementary to our brand, our culture and our focus on execution. We think that sums it up pretty well and is the basis for a lot of excitement.

Our vision gets more clear all the time. It’s about easy and secure access to any computing resource on-demand, over public and private networks, that puts IT in managed, measured control of corporate information assets and puts users in control of their work style, work place and work time.

I’m really excited about this union and what it means for Citrix, going forward, but you know what, seeing is really believing. If you try GoToMyPC, you’ll believe and understand the potential synergies. It’s really simple. Just go to www.expertcity.com and sign up for a person trial. You’re going to love it. And, by the way, don’t forget to enter a valid credit card number.

So now let’s open it up for questions.

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QUESTION AND ANSWER

Operator

      At this time I would like to remind everyone if you would like to ask a question, please press star, then the number one, on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Israel Hernandez of Lehman Brothers.

Israel Hernandez - Lehman Brothers — Analyst

      —the transaction. Mark, can you elaborate a little bit more on your future strategy with respect to the access market, particularly SSL VPN and where does that fit in in your product portfolio? This is one component. Can we expect to see more there or does this actually help you compete in that emerging segment of the market?

Mark Templeton - Citrix Systems — President and CEO

      Well, OK. So— Israel, thanks for the question. So this is not an SSL VPN product. OK? It does, however, offer some capabilities that SSL VPNs provide in terms of features, capabilities and benefits and especially for customers who don’t have a huge IT organization or have the capital assets to commit to SSL VPN infrastructure. So individuals, professionals, SOHO, small-medium enterprises can all use this very much like an SSL VPN.

Secondly, as you know, we have had for some time SSL VPN capabilities that are part of the MetaFrame Presentation Server and MetaFrame Secure Access Manager. Those capabilities are being enhanced and, as a matter of fact, we have thousands and thousands of users on our SSL VPN capabilities today. We just don’t break that— those capabilities out into a separate software product.

As far as going further in that market place, we believe that our customers do have needs that are reflected by further capabilities around SSL capability and we believe that acquisition, plus the things that we’re developing, will allow us to go further in that space.

Israel Hernandez - Lehman Brothers — Analyst

      Great. And can you give us some idea as to the subscriber base of GoToMyPC? How many active subscribers are there currently? And also, how fast is this business growing?

Mark Templeton - Citrix Systems — President and CEO

So— Israel, at this point, I’d just remind that there are probably going to be some questions here that we’re going to have to put off for the future because Expertcity is a private company and some of this information has not been— we haven’t sorted out whether or not we’re going to report these kind of metrics going forward. So we can really answer this question in a little bit more general way. So maybe I’ll let Andreas take that question and answer it in a little bit more general way.

Andreas von Blottnitz - Expertcity — President and CEO

Yes, thank you, Mark. That’s, of course— you know, with that precursor, we never really released that information. In terms of the speed of growth, it’s been very good. It’s been a fast growth. So definitely, you know, close to a double-digit— almost double digits on a monthly basis.

And with regards to the amount of customers that we have, you know, roughly— it’s less than 200,000 but definitely more than 100,000. So around that range.

Israel Hernandez - Lehman Brothers — Analyst

All right. Thank you.

Mark Templeton - Citrix Systems — President and CEO

Next question?

Operator

Your next question comes from Brent Williams of McDonald Investments.

Brent Williams - McDonald Investments — Analyst

OK. In terms of the revenue mix, you know, talking about small— small office individuals and, you know, corporate— larger corporate users. You know, where is the bias? Is this principally

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SOHO and end-user guys or is there— you know, because you listed some corporate customers, what’s the mix there?

Mark Templeton - Citrix Systems — President and CEO

      Yeah, the mix is primarily, Brent, on the individuals, professionals and SOHO and the customer list was really all-encompassing around where those— either where those individuals or professionals work and where there are some larger quantities, as well as customers that are very much on the GoToAssist product.

So, you know, it’s a combination. So, for example, as— if you call into Verizon or Cisco and— or Intuit and you need some customer care, some customer-type assistance, they will actually use the GoToAssist product to ask permission to come to your PC, actually assist you, a full range of capabilities to being able to control your PC. They can upload software. They can install software. They can do anything that you can do locally and then all of the statistics, the entire session, can be recorded fully. It supports chat, you know, all these kinds of capabilities. And a number of those larger customers in the list are actually significant customers of that infrastructure.

Brent Williams - McDonald Investments — Analyst

OK. And then, let’s see, is the principal channel online sales and marketing or do they have a sales force for that sort of transaction or how does that go?

Mark Templeton - Citrix Systems — President and CEO

Andreas, why don’t you take that one?

Andreas von Blottnitz - Expertcity — President and CEO

Yeah, OK. It’s really a mixture of the two. First of all, always, please differentiate between the two different products, GoToMyPC and GoToAssist. So first talking about GoToMyPC, there the principal sales and marketing in the past two years has definitely been online to individuals. What I’d like to point out there, also answering the last question, is that these individuals are not, you know, the home users. These are individuals that work in corporations of all sizes. It’s just that they happened to make the buying decision as individuals and not as corporations.

So that has been the lion’s share but we have also put a lot of emphasis on reaching corporations, mid-sized and also larger organizations, have worked a lot on improving the product in the last two years to meet the demands of these customers. And one of the points that Mark has pointed out in his initial speech or his opening remarks there is definitely one thing that we believe that our products are ready for that market. It’s just that we believe that with partnering here with the Citrix channels that we will manage to accelerate the growth there tremendously.

Brent Williams - McDonald Investments — Analyst

And then last thing for me, what is the mix or, you know, the relative size of the GoToAccess versus GoToMyPC services?

Andreas von Blottnitz - Expertcity — President and CEO

Mark, do you want me to take that one, too?

Mark Templeton - Citrix Systems — President and CEO

Yes, go ahead.

Andreas von Blottnitz - Expertcity — President and CEO

In our business, that’s roughly 35% or 40% on the GoToAssist and the remaining for GoToMyPC. And we’re really standing on two legs here.

Brent Williams - McDonald Investments — Analyst

Great. Thanks very much for your help.

Operator

Your next question comes from Ed Maguire of Merrill Lynch.

Ed Maguire - Merrill Lynch — Analyst

Yes, good afternoon. Could you talk about what kind of booking terms that Expertcity recognizes, what type of contract terms you typically sign with users? Is it a year? Do you have longer terms for corporations?

Mark Templeton - Citrix Systems — President and CEO

Go ahead, Andreas. You can take that.

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Andreas von Blottnitz - Expertcity — President and CEO

      Yeah, it sounds like mine. Again, we have to differentiate between the different products. First, GoToMyPC on the individual side we have— typically we sign up on a monthly basis first, but convert these customers, to a high degree, to annual plans. That’s better for us, obviously, but it’s also better for the customer because we offer far better pricing on annual plans.

For the corporate customers in the GoToMyPC products we have annual plans and in GoToAssist we’re also talking about annual plans there. All of these are subscription-based services as you heard early on.

Ed Maguire - Merrill Lynch — Analyst

OK. And could you also talk about what has been, historically, your competition?

Andreas von Blottnitz - Expertcity — President and CEO

My favorite answer to that one is really market adoption, so the need of the customer. We haven’t had, for GoToMyPC, strong competition with exactly the same product because exactly the same product does not exist. However, of course, there are solutions, you know— there are many other solutions out there that do something similar and they are— they can be somewhat competitive.

However, in our specific— you know, the specific features of our product are not copied anywhere else and they definitely allow us to— you know, they allowed us the growth in the past and have a lot of growth opportunity in the future and the key words to have in the back of your head when you think of GoToMyPC is really the ease of adoption and the ease of use. So this is really the key part behind this. This is not a technically difficult to install or use product. It’s really very easy to use and that’s the key differentiator.

Mark Templeton - Citrix Systems — President and CEO

      Yeah, Ed, I would just add just a few points to what Andreas said, because clearly there are component parts out there that you can put together to build some similar-looking type of solution. But there’s no turnkey web-based solution for desktop PC access that’s like this.

And when I think of it, I think of a few sort of key things. First of all, this is really fast and simple to implement. It uses a really innovative, web-based, self-service model, so it really keeps IT costs down around installation. You know, they just don’t exist.

Secondly, it’s more secure than other things that you’ll cobble together. It supports SSL-based 128-bit AES encryption — so it’s end-to-end strongly encrypted — self-service passwording, so, again, it doesn’t put more load on the help desk and also supports forms of strong authentication like secure ID.

And another big piece to this is that it’s completely managed and monitored. So the corporate service plan that Andreas mentioned really allows IT to observe all the users, their usage patterns, et cetera, and it allows Expertcity to actually guarantee a 99.9% service availability. That’s been the actual performance of the service.

And then, you know, there are all kinds of other capabilities that are similar to some of the things that we do that really give IT a centralized capability to provision policies like remote printing and file transfer. All these things are under IT control.

So this really is— I like to think of it as the most IT-friendly solution for a secure, managed desktop PC access strategy.

Ed Maguire - Merrill Lynch — Analyst

Great. And just one final question, I guess, for you, Mark. Did the two companies have customers in common that were using the solutions together and could you maybe comment on, you know, the really origins of the deal?

Mark Templeton - Citrix Systems — President and CEO

Yeah. So the answer is yes. We do have many, many shared customers. The thing to keep in mind is when we approach a customer, we approach a customer on the IT side of the house and Expertcity approaches a customer on the business unit side of the house, from the end-user perspective. So we do have shared customers. So there are users that actually use GoToMyPC to get to their desktop PC in the office and some of the applications that they’re launching from that desktop are actually executing on MetaFrame Presentation Server.

We— the origins of the idea and deal really came after our product strategy day, talking with some channel partners that have been— have been getting engaged with the Expertcity channel program. And then we do have two formal customer organizations. One is an advisory board, which is sort of a larger group. We ping them on these kinds of ideas. And then we have a customer board, which is basically eight CIO-level, executive-level IT people from significant enterprise organizations and we brought up the notion of desktop access services. We asked them about their usage of this

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capability, including, specifically, GoToMyPC and we found some good overlap and that’s how it started to get some momentum.

And, you know, when things make sense, those are the best deals because they get momentum of their own.

Ed Maguire - Merrill Lynch — Analyst

Great. Thanks very much.

Mark Templeton - Citrix Systems — President and CEO

OK.

Operator

Your next question comes from Damian Rinaldi of First Albany Capital.

Damian Rinaldi - First Albany Capital — Analyst

Yes. I have two questions. Can you give us a sense of how sticky this— these two products are? Once you get a customer signed up, how long do you keep them for and how likely are they to renew, if you have that sort of renewal history? And then secondly, from the Citrix side of things, what does this indicate or suggest about the possibility of your offering elements of the Citrix product line as a service alternative to packaged products.

Mark Templeton - Citrix Systems — President and CEO

I’ll take the second part and then hand it to Andreas to talk about the stickiness.

So, Damian, you know, there are— I think that what we’ve tried to do today is really focus on sort of the tangible value and the kinds of things that you’d expect us to do, you know, in the near-term. You’re actually on a very good point. There are, I think, a number of really good opportunities for follow-on products and to use the expertise in online sales and marketing and fulfillment to actually put some of our other technologies in the hands of individuals, professionals and SOHO.

So, you know, we’ll kind of get to that part and I think when we actually close the deal we’ll certainly hold a conference call and talk about the business strategies on a more specific basis.

Damian Rinaldi - First Albany Capital — Analyst

OK.

Mark Templeton - Citrix Systems — President and CEO

Andreas?

Andreas von Blottnitz - Expertcity — President and CEO

      Yeah and to answer the first question, that’s obviously one of those, again, where we like hiding behind the thing that we’re a private company, but, you know, obviously you’re referring to a key metric of a subscription business and, obviously, you know that yourself.

There— you know, just to give you a feeling for it, it’s more than two years. So— and the other thing on your metrics that you might just want to— find interesting is that the customer acquisition cost — and by the way, I’m talking right now only about the individual business because the corporate business is somewhat different and has longer retention, even. The customer acquisition is less than what we would earn on that customer within the first year. So it’s a very profitable business.

The other part, just to add, because you also had that in your question, is that a customer is not only a renewal customer if this person stays with one PC. We do manage in quite some cases to grow that customer and we have two ways to growing them. Either we grow them just by saying, “Hey, don’t you have two PCs or don’t you have someone at home who also wants to use?” So the same customer can sign up for two or three or five PCs with each PC, then, being a little less expensive, but, of course, that adds profitability to our business.

And the second part where we also see a significant growth from existing customers is as they convert their organization, their company to a customer. So an individual starts out, but then other colleagues see it and then finally the IT person in that organization says, “Ah, this is a good product.”

Damian Rinaldi - First Albany Capital — Analyst

Thank you.

Andreas von Blottnitz - Expertcity — President and CEO

Sure.

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Mark Templeton - Citrix Systems — President and CEO

      The only thing I’d add to that is that if you look at the operations of Expertcity, you see a very impressive, very sophisticated engine for customer acquisition and hand-offs for keeping churn rates minimized and predictable. It’s one of the very impressive aspects of the operating and execution side of the business.

Operator

Your next question comes from Jason Kraft of A.G. Edwards.

Jason Kraft - A.G. Edwards — Analyst

      Thanks. A quick question on some of the financials. On the deferred revenue write-down, is it too early to maybe comment on kind of what those numbers would be, roughly?

David Henshall - Citrix Systems — CFO and VP

      Yeah, Jason, this is David. Right now there is approximately $10m in deferred revenue on their balance sheet and while we— it is too early, we’re still going through the purchase accounting, but we don’t anticipate being able to carry forward any material component of that at this time.

Jason Kraft - A.G. Edwards — Analyst

      OK. And then from the dilution, is— just to find a base, you know, to work off of, is that off of what is out there on consensus for the first two quarters for ‘04 or is that just kind of a general statement when you talk about, you know, 3 to 4 cents?

David Henshall - Citrix Systems — CFO and VP

      It’s a general statement at this point in time.

Jason Kraft - A.G. Edwards — Analyst

      OK. So we shouldn’t look at the first two quarters that the consensus has, then?

David Henshall - Citrix Systems — CFO and VP

That’s correct.

Jason Kraft - A.G. Edwards — Analyst

And just from a management standpoint, so you’re going to leave the Santa Barbara kind of facility there or does Andreas have plans to move to Fort Lauderdale and kind of how does that all kind of work, you know, after the deal closes?

Mark Templeton - Citrix Systems — President and CEO

No, no. We’re going to run from Santa Barbara. It’s a fantastic team in Santa Barbara and we’re doing quite a few things to make sure we retain employees and continue the fantastic work environment that Andreas and the management team have built out there.

You have to remember on this that, you know, the company really in its go-to-market model and the kind of customer that it really understands best is different from the customer that we understand best, either on the— in GoToMyPC, the individual professional or SOHO kind of buyer or in GoToAssist, in the GoToAssist case it’s a different type of buyer that buys that type of infrastructure to— for customer care operations.

So there’d be no synergy, there’d be no gain whatsoever to try to consolidate. In fact, we think there’s better reason to operate and grow in a separate way.

Andreas von Blottnitz - Expertcity — President and CEO

      The one part that I might want to add there — and Mark is very aware of this, as well — is that you should be aware that the entire technology, the entire products we have have been developed in house. So this is all our own IP and the idea is to continue that. So this is— you know, Citrix is not only buying a marketing machine here with some products, it’s also buying a lot of very hot technology and, you know, it would not be wise, I think, to try and move all that talent.

Jason Kraft - A.G. Edwards — Analyst

      OK. So, you know, if you kind of look at just from an infrastructure standpoint, so it’s safe to say that MetaFrame and GoToMyPC really are going to be running separate? There’s really no plans to really integrate, maybe pull through GoToMyPC through, you know, M-SAM or anything down the road? This is

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really two different go-to-market strategies that are going to run kind of simultaneous?

Mark Templeton - Citrix Systems — President and CEO

No, actually, we did not say that. We’re trying not to go too far down the road to make any kinds of pre-announcements on products and so forth, but clearly being able to offer the GoToMyPC capability as part of the MetaFrame Access Suite is a clear and very specific part of the strategy here that then we would use the Citrix classic one and two-tier go-to-market model to deliver to medium and large enterprises everywhere in the world. And think of that part of the business as the GoToMyPC group, the Expertcity group in Santa Barbara, really supplying product to the go-to-market engine and the MetaFrame Access Suite part of our business.

Jason Kraft - A.G. Edwards — Analyst

OK. Then there’s a quick question for Andreas. You know, if you look at— what, really, is your go-to-market strategy right now as far as, you know, is x percent of your customers coming right from, you know, the GoToMyPC website? Or is there a particular kind of top-channel partner or distributor or something that, you know, you’re working with right now or kind of how is that kind of— What’s the mix?

Andreas von Blottnitz - Expertcity — President and CEO

OK. First, let’s mix the products again. Let’s say roughly 40% comes from GoToAssist and 60% from GoToMyPC and if we’re looking at where those customers come from, then, the lion’s share comes from the online business currently. We will grow that to other direct marketing activities, too.

And now to really answer your question, you know, where do they come from specifically? Well, the magic behind that is really that it comes from many different sources, that there are— you know, we have lots of, really, advertising partners here, online advertising partners. These could be eFacts or Yahoo! or AOL who we’ve been working with in the last two years, but also, for example, using the affiliate networks where now we’re talking about hundreds of little sites that are also promoting this product.

Last but not least we, fortunately, have a lot of what we call direct business. So really customers coming through word of mouth.

Jason Kraft - A.G. Edwards — Analyst

Thank you.

Mark Templeton - Citrix Systems — President and CEO

OK. Next question?

Operator

Your next question comes from Scott Kessler of Standard & Poor’s Equity Research Services.

Scott Kessler - Standard and Poor’s — Analyst

Thanks very much. You referenced, both on the call and in your press release, an $8b to $10b access infrastructure market, I guess, that will come to fruition over the next four to five years. I guess I had a few questions related to that.

The first is, with this acquisition, how much of that market would you say you have products that address? And what is, say, I don’t know, the 2003 estimate for the size of this market? Thanks.

Mark Templeton - Citrix Systems — President and CEO

Scott, thanks for your very good question. So— OK, so a couple of things. First of all, the $8b to $10b estimate is based upon our own research that’s built on top of numbers from a fragmented set of markets that IDC tracks. We’ve aggregated a number of market segments into a picture around access infrastructure. On our product strategy day, we showed the kinds of categories, classifications of technologies, technologies that allow presentation services, conferencing services, technologies that provide aggregation and personalization services around, technologies that provide security services around access, and management capabilities around access and provisioning, billing and so forth.

So it’s quite— it’s quite a market that we’re pointed at here and, as you can tell from that list, it’s pretty fragmented. The size of the market this year, we don’t have stats that we’ll be releasing on an annual basis. The point there is to try to explain how an adjacent market strategy aggregates to a very large market opportunity that we can play in and that other players will play in, as well.

So, for example, a piece of that market place is the SSL VPN market place. A piece of that market is the market place for identity management authentication. A piece of that market place is definitely around the infrastructure it takes to provision, dynamically provision policy-based management of users.

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So it’s pretty complex in that regard. As far as what percent of the market can we address, we have some aggressive growth goals. We’ve been very clear about them and in our annual report we talk about having a goal to be— to get to a billion and sustainable and we think that’s a large enough market place for us to be a billion dollar enterprise software company, sustainable with lots of white space and head room above that.

Scott Kessler - Standard and Poor’s — Analyst

OK. If I could follow up, then?

Mark Templeton - Citrix Systems — President and CEO

Um-hmm [affirmative].

Scott Kessler - Standard and Poor’s — Analyst

So to what extent is this acquisition allowing you to more wholly compete in this area and to what extent is this acquisition merely a reflection of kind of the direction that you’ve already been going in? What I’m trying to get at—

Mark Templeton - Citrix Systems — President and CEO

I understand.

Scott Kessler - Standard and Poor’s — Analyst

What I’m trying to get it is kind of, incrementally, what is the upside from this acquisition relative to your market share in this very fragmented but yet very lucrative-sounding market?

Mark Templeton - Citrix Systems — President and CEO

Right. So, Scott, the reason it’s hard for you to get your arms around that is because we’re a market definer and we’re pulling a market together and defining a market that doesn’t yet, really, exist. It exists by definition and, you know, basically, you know, completely in definition at this point.

And so we believe that access infrastructure is a suite of infrastructure that customers will look to one supplier as much as possible to provide and we want to be that supplier. We want customers to think of Citrix when they think of access and all of the issues around secure, instant and easy access on the last mile. So that’s why it’s tough to get your arms around that.

So in our view, it both allows us to define the market and secondly allows us to put ourselves in the market as a market leader and show ourselves to customers at a strategic level as a holistic supplier of infrastructure, allowing them to create an on-demand enterprise strategy.

Scott Kessler - Standard and Poor’s — Analyst

OK. Thanks a lot.

Mark Templeton - Citrix Systems — President and CEO

OK.

Operator

Your next question comes from Kirk Materne of Banc of America Securities.

Kirk Materne - Banc of America Securities — Analyst

Thanks very much, I guess. Dave, could you just give me an idea of what the— for the, I guess for the acquisition, what the growth assumption is for that $40m or $45m, what you’re assuming the business will grow at?

David Henshall - Citrix Systems — CFO and VP

You mean—

Kirk Materne - Banc of America Securities — Analyst

On the product side? I know—

David Henshall - Citrix Systems — CFO and VP

Well, it’s a private company. The growth assumption in there is for mid-double-digit, year-over-year growth.

Kirk Materne - Banc of America Securities — Analyst

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Yeah. That’s fair. And just, Mark, any lessons learned, sort of from— I’m sure there are, from Sequoia, I guess, just anything— when you went around looking at this, anything differently — obviously you’re not trying to integrate— totally rewrite a product like that entailed — in terms from just a management structure issue as well? In terms of having some oversight on the integration from Citrix’s point of view, as well as from people, maybe, in Santa Barbara?

Mark Templeton - Citrix Systems — President and CEO

Kirk, there are always many lessons learned and no two acquisitions are alike.

Kirk Materne - Banc of America Securities — Analyst

Right.

Mark Templeton - Citrix Systems — President and CEO

I think we’ve done about eight and I think actually our success rate is very good in the whole scheme of things. In this case, we, I think, have done a very good job, even though we’re not today talking a lot about our forward business plan, I think we’re going into the period where we will get some integration work, planning, done with a very clear idea across both management teams as to what we’re going to try to do and a lot of clarity there.

Secondly, the cultural alignment here is remarkable, as a matter of fact, and, you know, I’ve learned that when people have a common vision around what they’re trying to do and a common value system, things work. And the rest of it, around structure and so forth, is really what’s appropriate to be— to running a unit that really has as its focal point a different go-to-market model that’s pointed at, basically, a different customer segment than we are in historically.

So that’s how I’d answer your question today.

Kirk Materne - Banc of America Securities — Analyst

OK. That’s great. Thanks.

Mark Templeton - Citrix Systems — President and CEO

I think we have time for one more question.

Operator

Your final question comes from Tom Ernst of Weisel Partners.

Tom Roderick - Thomas Weisel Partners — Analyst

Hi, good afternoon. This is Tom Roderick speaking for Tom Ernst. Just a quick question, Andreas, on the pricing side. What’s the pricing look like per sub for each product on a month and annualized basis for both GoToMyPC and GoToAssist?

Andreas von Blottnitz - Expertcity — President and CEO

Sure. If you look at GoToMyPC you would typically, if you sign up now like the rest of your colleagues are doing most probably, I can see the dollars ticking here — no, no. If you do that, you would pay $19.95 per month. However, the annual fee, if you after a month say, “This is great, I want this for 12 months,” would be $179. So that’s a great reduction there.

The corporate product — per PC, by the way, these prices are — is slightly more expensive. The reason for that is all the features that Mark mentioned earlier. So also there a lot more features in there, more security and so on, more individuality. So that’s a little more expensive on the corporate side.

Talking about GoToAssist, it really matters how many agents you want to enable with it, but the starting point, if you want to enable one agent is approximately $350.

Tom Roderick - Thomas Weisel Partners — Analyst

OK, great. And, Mark and David, from the Citrix side of the coin, was there any specific interest in a hosted, managed service subscription-based offering that helped to drive this deal? And, I guess, really what I’m trying to get at, is this an acquisition that was driven by customer interest, market opportunity or technology?

Mark Templeton - Citrix Systems — President and CEO

Well, Tom, the answer is yes. It’s all of the above. We don’t— we don’t have any particular focused strategy, you know, to have, you know, a service, but the service model that Expertcity uses is a model that is really appropriate to the kind of customer that they target. And so it’s about its suitability to serving the customer.

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We do think that it will give some opportunity in the enterprise space for some— for faster time-to-value around providing telecommuting, you know, teleworking kinds of projects that many large customers are doing today without lots of IT overhead, you know, fast startup times.

So, you know, there are benefits of the service around that for IT organizations at the enterprise level and then its suitability for the kind of individual, professional and SOHO-type customer.

Andreas said the technology’s hot. We really haven’t talked a lot today about kind of how all this works. One of the reasons is, you know, there’s some real competitive advantage that we get with the very hot technology that runs all of this and when we close and we talk about what our go-forward strategy will be, that may be the time that we’ll be able to reveal some of that and drill in on it a little bit.

Tom Roderick - Thomas Weisel Partners — Analyst

OK, great. Thank you. And last question, this one’s a simple one. I just want to make sure I have this right. The $40m to $45m in ‘04 revenue contribution here, is that a GAAP number or is that before the impact of deferred maintenance.

David Henshall - Citrix Systems — CFO and VP

That is after the write-down of deferred.

Tom Roderick - Thomas Weisel Partners — Analyst

After. OK. Thank you.

Mark Templeton - Citrix Systems — President and CEO

All right. I appreciate that, Tom. All right, so that will be our last question and I just want to thank all of you for joining us today, wish everyone a happy holiday season and we’ll talk to you in 2004 in January when we report 2004 and Q4— 2003 and Q4 earnings. Have a great one.

Operator

This concludes today’s conference call. You may now disconnect.

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